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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                 BLACKBOARD INC.
                                 ---------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    091935502
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[_]      Rule 13d-1(b)
[_]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,405,610 shares, which constitutes approximately 5.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 27,140,586 shares outstanding.

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

CUSIP No. 091935502                                                            2
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1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                                5.      Sole Voting Power:         1,370,472
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power:       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:    1,370,472
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,370,472
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         5.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         PN
--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            3
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1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                                5.      Sole Voting Power:         35,138
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power:       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:    35,138
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         35,138
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         0.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         PN
--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            4
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1.       Name of Reporting Person:

         OHCP GenPar L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                                5.      Sole Voting Power:         1,405,610
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power:       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:    1,405,610
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,405,610
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         5.2%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         PN
--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            5
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1.       Name of Reporting Person:

         OHCP MGP, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                                5.      Sole Voting Power:         1,405,610
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power:       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:    1,405,610
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,405,610
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         5.2%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         OO
--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            6
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                                  SCHEDULE 13G

                  Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement dated December 31, 2004 relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Blackboard Inc. (the "Company").

Item 1.             No material change.

Item 2.             No material change.

Item 3.             No material change.

Item 4.             (a) - (b)

                    OHCP

                    OHCP beneficially owns an aggregate of 1,370,472 shares of Common Stock, which represents approximately 5.0% of the issued and outstanding shares of Common Stock.


                    OHCMP

                    OHCMP beneficially owns an aggregate of 35,138 shares of Common Stock, which represents approximately 0.1% of the issued and outstanding shares of Common Stock.


                    OHCP GenPar

                    OHCP GenPar is the general partner of both OHCP and OHCMP. As the general partner of OHCP and OHCMP, OHCP GenPar beneficially owns an aggregate of 1,405,610 shares of Common Stock, which represents approximately 5.2% of the issued and outstanding shares of Common Stock.

                    OHCP MGP

                    OHCP MGP is the general partner of GenPar. As the general partner of GenPar, MGP may be deemed to beneficially own an aggregate of 1,405,610 shares of Common Stock, which represents approximately 5.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 091935502                                                            7
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                    (c)

                    OHCP

                    OHCP has the sole power to vote or direct the vote of 1,370,472 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,370,472 shares of Common Stock.


                    OHCMP

                    OHCMP has the sole power to vote or direct the vote of 35,138 shares of Common Stock and the sole power to dispose or to direct the disposition of 35,138 shares of Common Stock.


                    OHCP GenPar

                    As the general partner of OHCP and OHCMP, OHCP GenPar has the sole power to vote or direct the vote of 1,405,610 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,405,610 shares of Common Stock.


                    OHCP MGP

                    As the general partner of OHCP GenPar, OHCP MGP may be deemed to have the sole power to vote or direct the vote of 1,405,610 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,405,610 shares of Common Stock.


Item 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    No material change.


Item 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON

                    No material change.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    No material change.

CUSIP No. 091935502                                                            8
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Item 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    No material change.


Item 9.             NOTICE OF DISSOLUTION OF GROUP

                    No material change.


Item 10.            CERTIFICATION

                    No material change.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 091935502                                                            9
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                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2006


                                      OAK HILL CAPITAL PARTNERS, L.P.

                                      By:    OHCP GenPar, L.P.
                                              its General Partner

                                           By:   OHCP MGP, LLC
                                                 its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title: Vice President


                                      OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.


                                      By:    OHCP GenPar, L.P.
                                              its General Partner

                                           By:   OHCP MGP, LLC
                                                 its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title:    Vice President


                                      OHCP GENPAR, L.P.


                                      By:    OHCP MGP, LLC
                                              its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title:    Vice President

CUSIP No. 091935502                                                           10
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                                      OHCP MGP, LLC


                                      By: /s/ Kevin G. Levy
                                          -------------------------------------
                                          Name:  Kevin G. Levy
                                          Title: Vice President